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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934

                          Toreador Royalty Corporation
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                                (Name of Issuer)


                   Common Stock, par value $0.15625 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    891041105
             -------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 10, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP No.  891041105                                       Page 2 of 6 Pages

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Lee Global Energy Fund, L.P.
                   75-2569264
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS
            WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
            N/A
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
            Texas
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      NUMBER OF           7    SOLE VOTING POWER
       SHARES                  532,500
    BENEFICIALLY          ------------------------------------------------------
      OWNED BY            8    SHARED VOTING POWER
        EACH                   0
     REPORTING            ------------------------------------------------------
       PERSON             9    SOLE DISPOSITIVE POWER
        WITH                   532,500
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            532,500
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
            N/A
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            10.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------





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     This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Amendment No. 1 to Schedule 13D filed by Lee Global Energy Fund, L.P. (the "Fund"), by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by the addition of the following paragraph:

     The Fund acquired an additional 24,500 Shares from October 6, 1997 to April 3, 1998, in open market transactions for an aggregate purchase price of $87,915.30. The 24,500 Shares were acquired utilizing working capital of the Fund.

     Item 4. Purpose of Transaction.

     Item 4 is hereby amended in its entirety as follows:

     The Fund initially acquired the Shares in the ordinary course of business for investment purposes. After reviewing the Company's performance, the Reporting Person is of the opinion that the Shares are currently undervalued. The Reporting Person believes that the Board of Directors and management of the Company have not during the last two years actively managed the Company and its assets and have not taken action which the Reporting Person believes would maximize long-term stockholder value consistent with the best interests of the Company's stockholders. Although the Company has previously disclosed that it is evaluating certain strategic alternatives and has hired Dain Rauscher Corporation to assist in these endeavors, the Reporting Person believes that the Company has not actively pursued all alternatives available in order to maximize the long-term value of the Company for all stockholders and may have instead embarked on a course of action which the Reporting Person believes might not be in the best interests of all stockholders. At various times, the Reporting Person has requested meetings or otherwise attempted to communicate with the Company and/or its management to discuss the various alternatives which the Reporting Person believes should be considered. In furtherance thereof, the Reporting Person sent a letter to the Board of Directors of the Company on July 31, 1997 (a copy of which was previously filed as Exhibit 7.1 to Amendment No. 1 to Schedule 13D and is incorporated herein by reference). No meeting occurred with the Company and its management following this letter and several other requests for meetings have not been granted by the Company.

     As a significant investor in the Company, the Fund has engaged and may continue to engage in communications with one or more stockholders and/or one or more members of the Company's Board of Directors and management regarding the Company, its operations and its prospects. With respect to communications with other stockholders, the Fund has, through these discussions, determined and/or confirmed that certain of these stockholders share the same concerns as the Reporting Person with respect to the Company and its management. In particular, during the last sixty days, the Fund has had a number of discussions with other significant stockholders regarding their concerns about the Company. As a result of these communications, on April 9, 1998, the Reporting Person sent an additional letter to the various members of the Board of Directors regarding its concerns (a copy of which letter is being filed as Exhibit 7.2 hereto and is incorporated herein by reference).

     In the event that the Reporting Person believes that the Board of Directors and management of the Company do not promptly take meaningful actions to actively manage the Company and its assets and to consider alternatives which would maximize the long-term value of the Company consistent with its fiduciary duties and in the best interests of the


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Company and its stockholders, the Reporting Person may request representation on the Company's Board of Directors either immediately or in connection with the next annual meeting of stockholders. The Reporting Person reserves the right, subject to applicable law, to seek proxies, consents and/or ballots in support of any such nominees or an entire slate of directors at the annual meeting of stockholders or a subsequent meeting of stockholders or otherwise, or in support of or against other matters that may come before the Company's stockholders for their vote or consent. The Reporting Person also reserves the right to consider taking any other actions which could result in a reconstitution of the Board of Directors and management of the Company in the event the existing Board of Directors does not cause the Company to evaluate such alternatives. In addition, the Reporting Person may as a part of any such plan or as an alternative consider purchasing additional Shares, commencing a tender offer for some or all of the Shares, or entering into arrangements with third parties who may be interested in joining with the Reporting Person to acquire control of the Company through a proxy contest, tender offer or otherwise.

     In furtherance of the foregoing, on April 9, 1998, the Reporting Person requested from the Company certain information (a copy of which letter is being filed as Exhibit 7.3 hereto and is incorporated herein by reference).

     The Reporting Person may, consistent with applicable legal standards, continue communicating with other stockholders of the Company to determine if they share the same concerns as the Reporting Person with respect to its desire to have changes made in the constitution of the Board of Directors and/or its management or other changes necessary to effectuate a consideration of all alternatives to maximize long-term stockholder value.

     As part of its review process, the Reporting Person also is currently exploring and may explore from time to time in the future, a variety of plans and proposals with respect to the Company which could relate to or result in one or more such actions which consist of the following: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in provisions in the Company's certificate of incorporation or bylaws; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

     There can be no assurance that the Reporting Person will develop any plans or proposals with respect to any of the foregoing matters. Any strategies that the Reporting Person may pursue will depend upon a number of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Company and its businesses, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the Board of Directors of the Company, and general economic, market and industry conditions. Depending upon the foregoing factors, the Reporting Person may also sell all or part of the Shares owned by it, or buy additional Shares in the open market or privately negotiated transactions at any time without further prior notice.

     Except as set forth above, the Reporting Person has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of
Item 4 of Schedule 13D.


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Item 5.  Interest in Securities of the Issuer.

     (a) - (b) The Fund beneficially owns 532,500 Shares (which is approximately 10.7% of the shares of Common Stock outstanding on March 17, 1998 based on information reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission). The Fund has sole voting and dispositive power with respect to the Shares.

     (c) In the past sixty days, the only transactions in the Shares by the Fund were (i) the purchase of 5,000 Shares on March 11, 1998 for a purchase price per share of $3.6875, (ii) the purchase of 7,000 Shares on April 1, 1998 for a purchase price per share of $3.5625, (iii) the purchase of 2,000 Shares on April 2, 1998 for a purchase price per share of $3.5625, and (iv) the purchase of 13,500 Shares on April 3, 1998 for a purchase price per share of $3.7639. The transactions were effected through a registered broker dealer on the open market.

     (d) The Fund does not know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Fund.

     (e) Not applicable.

Item 7.  Material to be filed as Exhibits.

     Item 7 is hereby amended in its entirety as follows:

     7.1 Letter dated July 31, 1997, from the Fund to the Company's Board of Directors (previously filed as Exhibit 7.1 to Amendment No. 1 to Schedule 13D).

     7.2 Letter dated April 9, 1998, from the Fund to the Company's Board of Directors.

     7.3 Letter dated April 9, 1998, from the Fund to the Company's Corporate Secretary.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    April 10, 1998


                           LEE GLOBAL ENERGY FUND, L.P.

                           By:   Gralee Partners, L.P., its general partner

                                 By:  Gralee Capital Corp., its general partner

                                      By: /s/ G. THOMAS GRAVES, III
                                         --------------------------------------
                                      Name: G. Thomas Graves, III
                                      Title:   President



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                                 EXHIBIT INDEX


EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
  7.1     Letter dated July 31, 1997, from the Fund to the Company's Board of
          Directors (previously filed as Exhibit 7.1 to Amendment No. 1 to
          Schedule 13D).

  7.2     Letter dated April 9, 1998, from the Fund to the Company's Board of
          Directors.

  7.3     Letter dated April 9, 1998, from the Fund to the Company's Corporate
          Secretary.